FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2005

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the New York Stock Exchange on 3rd February 2005

SECOND INTERIM DIVIDEND ANNOUNCEMENT

The Board of The “Shell”Transport and Trading Company, p.l.c. today announced a second interim dividend for the year 2004 of 10.70p per Ordinary share (64.2p per New York Share) making a total dividend for the year 2004 of 16.95p per Ordinary share (101.7p). This represents an increase of 7.6% over the 2003 total dividend of 15.75p (94.5p).

The total dividend is made up as follows:

Pence per New York Share	Interim	Second Interim	Total
2004	37.5	64.2	101.7
2003	36.6	57.9	94.5

US$ per New York Share	Interim	Second Interim	Total
2004	0.67	*	*
2003	0.58	1.04	1.62

The Board does not intend to propose a final dividend in respect of 2004.

The amount to be paid to holders of New York Shares will be determined by the dollar/sterling exchange rate on March 15, 2005. At the current rate of £1 = $1.88 approximately, the second interim dividend is equivalent to $1.21 per New York Share.

The second interim dividend will be payable on March 21, 2005 to holders of record of New York Shares as at February 11, 2005. The shares become ex-dividend in New York on February 9, 2005.

Taxation

UK dividends bear a tax credit available to individual taxpayers in the UK. However, under the tax treaty between the US and the UK which came into force on March 31, 2003 there is no UK tax credit available to a US shareholder, and there is no offsetting withholding tax suffered, with the result that the cash amount of the dividend is the gross dividend for US tax purposes and there is no possibility of claiming a credit for UK tax against the US tax liability.

February 3, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M. Edwards (Assistant Company Secretary)
Date: 3 February 2005